                                                                    Exhibit 16.1

[KPMG LETTERHEAD]


February 2, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Quality Care Solutions, Inc. and, under the date of April 20, 1999, we reported on the financial statements of Quality Care Solutions, Inc. as of and for the years ended December 31, 1998 and 1997. On July 20, 1999, our appointment as principal accountants was terminated.

We have read Quality Care Solutions, Inc.'s statements as required by Item 304 of SEC Regulation S-K, and we agree with such statements, except that we are not in a position to agree or disagree with Quality Care Solutions, Inc.'s statement that they did not seek or request advice from Deloitte & Touche LLP concerning any matters relating to Quality Care Solutions, Inc.'s financial statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP